STATEMENT OF INVESTMENTS

Dreyfus Inflation Adjusted Securities Fund
April 30, 2008 (Unaudited)

Bonds and Notes--107.8%	Principal Amount ($)	Value ($)
U.S. Treasury Inflation Protected Securities:		
0.88%, 4/15/10	1,970,970 a	1,997,763
1.63%, 1/15/15	3,282,417 a	3,379,353
1.88%, 7/15/13	2,840,913 a	2,984,958
1.88%, 7/15/15	1,138,299 a	1,189,612
2.00%, 1/15/14	1,601,507 a	1,688,089
2.00%, 7/15/14	6,031,364 a	6,363,096
2.00%, 1/15/26	2,385,716 a	2,371,552
2.38%, 1/15/25	1,876,449 a	1,974,670
2.50%, 7/15/16	1,816,427 a	1,980,615
2.63%, 7/15/17	1,068,290 a	1,175,704
3.00%, 7/15/12	1,818,882 a	1,993,098
3.50%, 1/15/11	2,197,655 a	2,392,526
3.63%, 4/15/28	2,769,252 a	3,465,461
3.88%, 4/15/29	2,427,126 a	3,163,798
U.S. Treasury Inflation Protected Securities,		
Notes, 2.38%, 1/15/17	3,311,583 a	3,573,923
Total Bonds and Notes		
(cost $40,082,455)		**39,694,218**

Other Investment--.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $204,000)	204,000 b	**204,000**

Total Investments (cost $40,286,455)	**108.4%**	**39,898,218**
Liabilities, Less Cash and Receivables	**-8.4%**	**(3,062,578)**
Net Assets	**100.0%**	**36,835,640**

a   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

b   Investment in affiliated money market mutual fund.

At April 30, 2008, the aggregate cost of investment securities for income tax purposes was $40,286,455.
Net unrealized depreciation on investments was $388,237 of which $37,732 related to appreciated investment securities
and $425,969 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Intermediate Term Income Fund

April 30, 2008 (Unaudited)

Bonds and Notes--121.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--3.1%				
AmeriCredit Automobile Receivables				
Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	3,563,319	3,479,490
Americredit Prime Automobile				
Receivables Trust,				
Ser. 2007-1, Cl. E	6.96	3/8/16	3,020,000 a	2,835,025
Capital Auto Receivables Asset				
Trust, Ser. 2005-1, Cl. D	6.50	5/15/12	900,000 a	881,156
Capital Auto Receivables Asset				
Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	500,000 a	427,215
Capital Auto Receivables Asset				
Trust, Ser. 2006-1, Cl. D	7.16	1/15/13	1,050,000 a	1,062,292
Capital One Auto Finance Trust,				
Ser. 2006-C, Cl. A3A	5.07	7/15/11	2,422,543	2,366,644
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A2A	5.29	5/17/10	495,000	480,280
Capital One Auto Finance Trust,				
Ser. 2006-A, Cl. A3	5.33	11/15/10	646,393	641,327
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	1,405,000	1,403,134
Ford Credit Auto Owner Trust,				
Ser. 2005-C, Cl. C	4.72	2/15/11	720,000	726,144
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	1,575,000 a	1,180,110
Ford Credit Auto Owner Trust,				
Ser. 2006-B, Cl. D	7.12	2/15/13	700,000 a	612,398
Hyundai Auto Receivables Trust,				
Ser. 2006-B, Cl. C	5.25	5/15/13	495,000	483,459
WFS Financial Owner Trust,				
Ser. 2004-4, Cl. B	3.13	5/17/12	58,950	58,708
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. B	3.51	2/17/12	54,956	54,861
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	2,065,000	2,077,769
				18,770,012
Asset-Backed Ctfs./Credit Cards--1.5%				
American Express Credit Account				
Master Trust, Ser. 2007-6,				
Cl. C	3.11	1/15/13	2,210,000 a,b	1,973,857
Bank One Issuance Trust,				
Ser. 2003-C4, Cl. C4	3.75	2/15/11	1,000,000 b	1,000,587
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	2.96	1/9/12	6,485,000 b	5,968,511
				8,942,955
Asset-Backed Ctfs./Home Equity Loans--1.3%				
Bayview Financial Acquisition				
Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	1,780,794 b	1,604,495
Citicorp Residential Mortgage				
Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	464,841 b	461,787
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	1,674,525 b	1,448,448
Morgan Stanley ABS Capital I,				

Ser. 2006-HE3, Cl. A2A	2.94	4/25/36	14,947 b	14,906
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	740,000 b	565,675
Popular ABS Mortgage Pass-Through				
Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	1,525,000 b	1,195,671
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M2	3.38	2/25/35	1,585,000 b	1,340,739
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M3	3.45	2/25/35	490,000 b	395,661
Residential Asset Securities,				
Ser. 2005-AHL2, Cl. M3	3.37	10/25/35	450,000 b	203,359
Residential Asset Securities,				
Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	663,707 b	355,718
Residential Funding Mortgage				
Securities II, Ser. 2006-HSA2,				
Cl. AI1	3.01	3/25/36	136,703 b	118,344
				7,704,803
Asset-Backed Ctfs./Manufactured Housing--.5%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	1,010,790	1,029,852
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A2	5.25	12/15/18	1,375,000	1,381,148
Origen Manufactured Housing,				
Ser. 2005-B, Cl. M2	6.48	1/15/37	745,000	651,423
				3,062,423
Automobile Manufacturers--.4%				
Daimler Finance North America,				
Gtd. Notes, Ser. E	3.77	10/31/08	2,725,000 b	**2,717,885**
Automotive, Trucks & Parts--.0%				
Goodyear Tire & Rubber,				
Gtd. Notes	8.66	12/1/09	295,000 b	**296,844**
Banks--7.8%				
BAC Capital Trust XIV,				
Bank Gtd. Notes	5.63	12/31/49	2,930,000 b	2,355,486
Bank of America,				
Jr. Sub. Notes	8.00	12/29/49	3,050,000 b	3,108,215
Barclays Bank,				
Sub. Notes	5.93	9/29/49	1,625,000 a,b	1,374,258
Barclays Bank,				
Sub. Bonds	7.70	4/29/49	1,510,000 a,b	1,562,457
Capital One Financial,				
Sr. Unsub. Notes	3.27	9/10/09	5,275,000 b	4,806,142
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	1,220,000	1,145,275
Colonial Bank,				
Sub. Notes	6.38	12/1/15	1,105,000	935,606
Colonial Bank,				
Sub. Notes	8.00	3/15/09	385,000	391,132
Glintnir Banki,				
Notes	2.87	10/15/08	975,000 a,b	966,152
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	2,630,000 a,b	2,597,051
J.P. Morgan & Co.,				
Sub. Notes	6.25	1/15/09	1,110,000	1,127,883
Landsbanki Islands,				
Sr. Notes	3.79	8/25/09	2,450,000 a,b	2,234,094
Marshall & Ilsley Bank,				
Sub. Notes, Ser. BN	3.33	12/4/12	2,430,000 b	2,162,486

Marshall & Ilsley,					
Sr. Unscd. Notes		5.63	8/17/09	2,765,000	2,763,938
Royal Bank of Scotland Group,					
Jr. Sub. Bonds		6.99	10/29/49	1,765,000 a,b	1,622,737
Sovereign Bancorp,					
Sr. Unscd. Notes		2.83	3/23/10	2,105,000 b	1,802,863
Sovereign Bancorp,					
Sr. Unscd. Notes		3.37	3/1/09	2,145,000 b	1,964,713
Sumitomo Mitsui Banking,					
Sub. Notes	EUR	4.38	7/29/49	735,000 b,c	933,971
Sumitomo Mitsui Banking,					
Sub. Notes		5.63	7/29/49	995,000 a,b	898,630
SunTrust Preferred Capital I,					
Bank Gtd. Notes		5.85	12/31/49	2,875,000 b	2,186,665
UBS AG Stamford CT,					
Notes		5.75	4/25/18	1,575,000	1,575,523
USB Capital IX,					
Gtd. Notes		6.19	4/15/49	5,585,000 b	4,247,247
Wachovia,					
Notes		5.50	5/1/13	1,510,000	1,515,524
Wells Fargo Bank,					
Sub. Notes		7.55	6/21/10	1,895,000	2,032,774
Western Financial Bank,					
Sub. Debs.		9.63	5/15/12	1,695,000	1,785,584
					48,096,406
Building & Construction--.4%					
D.R. Horton,					
Gtd. Notes		5.88	7/1/13	1,365,000	1,262,625
Masco,					
Sr. Unscd. Notes		3.20	3/12/10	1,390,000 b	1,290,016
					2,552,641
Chemicals--.2%					
RPM International,					
Sr. Unscd. Notes		4.45	10/15/09	1,140,000	**1,128,037**
Commercial & Professional Services--1.1%					
Donnelley (R.R.) and Sons,					
Sr. Unscd. Notes		5.63	1/15/12	1,500,000	1,493,715
Donnelley (R.R.) and Sons,					
Sr. Unscd. Notes		6.13	1/15/17	2,710,000	2,645,619
ERAC USA Finance,					
Notes		3.15	4/30/09	700,000 a,b	697,739
ERAC USA Finance,					
Gtd. Notes		6.38	10/15/17	1,430,000 a	1,294,332
ERAC USA Finance,					
Notes		7.95	12/15/09	760,000 a	793,116
					6,924,521
Commercial Mortgage Pass-Through Ctfs.--5.2%					
Bayview Commercial Asset Trust,					
Ser. 2006-SP2, Cl. A		3.18	1/25/37	1,525,403 a,b	1,227,187
Bayview Commercial Asset Trust,					
Ser. 2004-1, Cl. A		3.26	4/25/34	514,424 a,b	464,360
Bayview Commercial Asset Trust,					
Ser. 2005-3A, Cl. A2		3.30	11/25/35	1,315,709 a,b	1,108,024
Bayview Commercial Asset Trust,					
Ser. 2003-2, Cl. A		3.48	12/25/33	424,970 a,b	384,909
Bayview Commercial Asset Trust,					
Ser. 2005-4A, Cl. M5		3.55	1/25/36	375,490 a,b	243,201
Bayview Commercial Asset Trust,					

Ser. 2004-1, Cl. M2	4.10	4/25/34	155,144 a,b	111,083
Bayview Commercial Asset Trust,				
Ser. 2006-2A, Cl. B3	5.60	7/25/36	210,934 a,b	113,377
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B3	5.90	11/25/35	326,479 a,b	180,379
Bear Stearns Commercial Mortgage				
Securities, Ser. 2004-PWR5,				
Cl. A2	4.25	7/11/42	1,093,409	1,087,182
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-T18				
Cl. A2	4.56	2/13/42	1,365,000 b	1,360,133
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-PW10,				
Cl. A4	5.41	12/11/40	1,595,000 b	1,598,706
Capco America Securitization,				
Ser. 1998-D7, Cl. A1B	6.26	10/15/30	498,265	500,221
Credit Suisse/Morgan Stanley				
Commercial Mortgage				
Certificates, Ser. 2006-HC1A,				
Cl. A1	2.91	5/15/23	2,262,746 a,b	2,135,560
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	1,290,000 a	1,219,360
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	745,000 a	674,761
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	1,650,000 a	1,556,858
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	400,000 a	377,100
GMAC Commercial Mortgage				
Securities, Ser. 2003-C3,				
Cl. A2	4.22	4/10/40	1,075,000	1,070,123
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. F	3.22	3/6/20	2,605,000 a,b	2,438,895
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. G	3.26	3/6/20	1,415,000 a,b	1,285,176
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. K	3.79	3/6/20	915,000 a,b	743,827
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. L	4.04	3/6/20	3,060,000 a,b	2,601,000
LB-UBS Commercial Mortgage Trust,				
Ser. 2005-C3, Cl. A5	4.74	7/15/30	1,910,000	1,848,201
Merrill Lynch Mortgage Trust,				
Ser. 2005-CKI1, Cl. A6	5.24	11/12/37	3,225,000 b	3,216,943
Merrill Lynch Mortgage Trust,				
Ser. 2005-LC1, Cl. A4	5.29	1/12/44	1,395,000 b	1,387,536
Nationslink Funding,				
Ser. 1998-2, Cl. A2	6.48	8/20/30	228,988	228,485
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	695,000 a	626,939
WAMU Commercial Mortgage				
Securities Trust,				
Ser. 2003-C1A, Cl. A	3.83	1/25/35	2,176,998 a	2,142,231
				31,931,757

Diversified Financial Services--12.4%

Ace INA Holdings,					
Gtd. Notes		5.80	3/15/18	900,000	908,761
Ameriprise Financial,					
Jr. Sub. Notes		7.52	6/1/66	1,215,000 b	1,123,826
Amvescap,					
Gtd. Notes		5.63	4/17/12	2,780,000	2,720,024
Block Financial,					
Gtd. Notes		7.88	1/15/13	3,280,000	3,527,670
Capmark Financial Group,					
Gtd. Notes		5.88	5/10/12	3,245,000 a	2,698,389
CIT Group,					
Sr. Unscd. Notes		3.22	8/15/08	2,035,000 b	1,987,096
Citigroup,					
Sr. Unscd. Notes		5.50	4/11/13	8,320,000	8,379,654
Credit Suisse Guernsey,					
Jr. Sub. Notes		5.86	5/29/49	965,000 b	818,148
FCE Bank,					
Sr. Unscd. Notes	EUR	5.73	9/30/09	1,980,000 b,c	2,893,682
Ford Motor Credit,					
Sr. Unscd. Notes		5.80	1/12/09	2,985,000	2,919,234
Ford Motor Credit,					
Sr. Unscd. Notes		7.38	10/28/09	1,835,000	1,767,022
Fuji JGB Investment,					
Sub. Bonds		9.87	12/29/49	1,375,000 a,b	1,378,783
General Electric Capital,					
Sr. Unscd. Notes		5.63	5/1/18	4,420,000	4,473,668
Goldman Sachs Capital II,					
Gtd. Bonds		5.79	12/29/49	1,640,000 b	1,238,143
Goldman Sachs Group,					
Sub. Notes		6.75	10/1/37	2,780,000	2,732,696
HSBC Finance,					
Sr. Notes		3.15	9/14/12	3,060,000 b	2,833,973
HUB International Holdings,					
Sr. Sub. Notes		10.25	6/15/15	1,400,000 a	1,029,000
Janus Capital Group,					
Sr. Unscd. Notes		6.25	6/15/12	1,955,000	1,947,420
Jefferies Group,					
Sr. Unscd. Notes		7.75	3/15/12	805,000	854,274
John Deere Capital,					
Sr. Unscd. Notes		3.12	9/1/09	770,000 b	766,336
Kaupthing Bank,					
Sr. Notes		3.41	1/15/10	2,295,000 a,b	1,922,671
Lehman Brothers Holdings,					
Sub. Notes		6.88	7/17/37	1,920,000	1,785,358
Leucadia National,					
Sr. Unscd. Notes		7.00	8/15/13	1,100,000	1,094,500
LVB Acquisition Merger,					
Gtd. Bonds		11.63	10/15/17	1,195,000 a	1,275,663
MBNA Capital A,					
Bank Gtd. Cap. Secs., Ser. A		8.28	12/1/26	905,000	919,721
Merrill Lynch & Co.,					
Sr. Unscd. Notes, Ser. C		3.32	2/5/10	755,000 b	721,694
Merrill Lynch & Co.,					
Sr. Unscd. Notes, Ser. C		4.25	2/8/10	4,302,000	4,207,558
Merrill Lynch & Co.,					
Sr. Unscd. Notes		6.05	8/15/12	1,725,000	1,721,566
Morgan Stanley,					
Sr. Unscd. Notes		3.88	1/15/09	4,900,000	4,902,087

Morgan Stanley,				
Sr. Unscd. Notes	5.75	8/31/12	475,000	476,655
Morgan Stanley,				
Sr. Unscd. Notes	6.60	4/1/12	680,000	695,950
SB Treasury,				
Jr. Sub. Bonds	9.40	12/29/49	2,890,000 a,b	2,911,016
SLM,				
Sr. Unscd. Notes, Ser. A	3.06	7/27/09	2,740,000 b	2,535,396
SLM,				
Notes, Ser. A	4.50	7/26/10	1,425,000	1,271,872
Tokai Preferred Capital,				
Bonds	9.98	12/29/49	2,770,000 a,b	2,778,329
Windsor Financing,				
Scd. Notes	5.88	7/15/17	538,562 a	574,423
				76,792,258
Electric Utilities--3.2%				
AES,				
Sr. Unscd. Notes	8.88	2/15/11	980,000	1,041,250
AES,				
Sr. Unscd. Notes	9.38	9/15/10	395,000	422,156
Cinergy,				
Sr. Unscd. Bonds	6.53	12/16/08	1,015,000	1,029,750
Dominion Resources,				
Sr. Unscd. Notes, Ser. B	3.25	11/14/08	1,335,000 b	1,328,831
Enel Finance International,				
Gtd. Bonds	6.25	9/15/17	3,600,000 a	3,713,868
Energy Future Holdings,				
Gtd. Notes	10.88	11/1/17	1,230,000 a	1,316,100
FirstEnergy,				
Sr. Unscd. Notes, Ser. B	6.45	11/15/11	2,580,000	2,681,415
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	1,010,000	1,033,568
Niagara Mohawk Power,				
Sr. Unscd. Notes, Ser. G	7.75	10/1/08	1,370,000	1,390,349
NiSource Finance,				
Gtd. Notes	3.66	11/23/09	1,675,000 b	1,625,676
Nisource Finance,				
Gtd. Notes	6.40	3/15/18	700,000	691,204
Ohio Power,				
Sr. Unscd. Notes	2.91	4/5/10	1,400,000 b	1,353,160
Pacific Gas & Electric,				
Sr. Unscd. Notes	6.35	2/15/38	910,000	945,310
Pepco Holdings,				
Sr. Unscd. Notes	3.70	6/1/10	1,180,000 b	1,176,635
				19,749,272
Environmental Control--.6%				
Allied Waste North America,				
Sr. Scd. Notes, Ser. B	5.75	2/15/11	135,000	134,325
Oakmont Asset Trust,				
Notes	4.51	12/22/08	1,265,000 a	1,272,252
USA Waste Services,				
Sr. Unscd. Notes	7.00	7/15/28	1,145,000	1,167,891
Waste Management,				
Sr. Unscd. Notes	6.50	11/15/08	950,000	964,383
				3,538,851
Food & Beverages--1.2%				
H.J. Heinz,				
Sr. Unscd. Notes	6.43	12/1/08	1,625,000 a	1,645,088

Kraft Foods,					
Sr. Unscd. Notes		6.13	2/1/18	2,125,000	2,172,987
Kraft Foods,					
Sr. Unscd. Notes		6.88	2/1/38	890,000	925,620
Kroger,					
Gtd. Notes		6.15	1/15/20	1,450,000	1,513,185
Safeway,					
Sr. Unscd. Notes		6.35	8/15/17	840,000	894,083
					7,150,963
Foreign/Governmental--2.0%					
Arab Republic of Egypt,					
Unsub. Notes	EGP	8.75	7/18/12	4,840,000 a,c	910,317
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.33	6/16/08	2,080,000 b	2,085,200
Republic of Argentina,					
Sr. Unscd. Bonds		3.09	8/3/12	11,825,000 b	6,406,194
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	2,593,512 a	2,719,946
					12,121,657
Health Care--1.1%					
HCA,					
Sr. Unscd. Notes		6.30	10/1/12	1,240,000	1,168,700
HCA,					
Sr. Unscd. Notes		6.75	7/15/13	1,200,000	1,116,000
HCA,					
Sr. Unscd. Notes		7.88	2/1/11	228,000	231,990
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	531,000	548,258
Medco Health Solutions,					
Sr. Unscd. Notes		7.25	8/15/13	3,276,000	3,474,100
					6,539,048
Lodging & Entertainment--.3%					
MGM Mirage,					
Gtd. Notes		8.50	9/15/10	1,575,000	**1,622,250**
Manufacturing--.1%					
Tyco International Group,					
Gtd. Notes		6.88	1/15/29	530,000	**510,709**
Media--2.3%					
BSKYB Finance UK,					
Gtd. Notes		6.50	10/15/35	1,565,000 a	1,515,191
Clear Channel Communications,					
Sr. Unscd. Notes		4.50	1/15/10	1,700,000	1,543,381
Comcast,					
Gtd. Notes		3.01	7/14/09	4,385,000 b	4,307,719
Comcast,					
Gtd. Notes		6.30	11/15/17	1,465,000	1,524,971
News America,					
Gtd. Notes		6.15	3/1/37	2,800,000	2,720,654
Reed Elsevier Capital,					
Gtd. Notes		4.63	6/15/12	2,380,000	2,304,373
					13,916,289
Municipal Obligations--1.0%					
City of New York,					
GO, Ser. D		5.38	6/1/32	760,000 d	831,128
City of New York,					
GO, Ser. J		5.50	6/1/21	310,000 d	345,433
Clark County School District,					

GO, Ser. F (Insured; FSA)	5.50	6/15/17	395,000 d	432,371
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	270,000 d	295,545
Clark County,				
GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	385,000 d	422,260
Cypress-Fairbanks Independent				
School District, GO, Ser. A				
(Schoolhouse) (Insured;				
PSF-GTD)	5.25	2/15/22	350,000 d	367,122
Denver City and County,				
Excise Tax Revenue (Colorado				
Convention Center Project)				
(Insured; FSA)	5.00	9/1/20	350,000 d	371,917
Fort Worth Independent School				
District, GO (Insured; PSF-GTD)	6.00	2/15/20	785,000 d	833,576
Los Angeles County Metropolitan				
Transportation Authority,				
Proposition A First Tier				
Senior Sales Tax Revenue,				
Ser. A (Insured; FSA)	5.00	7/1/31	455,000 d	492,346
Los Angeles Unified School				
District, GO, Ser. A (Insured;				
MBIA)	5.00	1/1/28	790,000 d	864,924
Miami,				
GO (Homeland				
Defense/Neighborhood)				
(Insured; MBIA)	5.50	1/1/22	465,000 d	506,292
Shelby County,				
GO, Ser. A (Public Improvement				
and School Bonds) (Insured;				
MBIA)	5.00	3/1/14	245,000 d	260,342
Williamson County,				
GO, Ser. A (Insured; FSA)	6.00	8/15/14	270,000 d	291,284
				6,314,540
Oil & Gas--1.7%				
Anadarko Petroleum,				
Sr. Unscd. Notes	3.20	9/15/09	4,370,000 b	4,296,650
BJ Services,				
Sr. Unscd. Notes	3.25	6/1/08	4,850,000 b	4,850,960
WeatherFord International,				
Gtd. Notes	5.15	3/15/13	1,140,000	1,145,547
				10,293,157
Packaging & Containers--.2%				
Jefferson Smurfit,				
Sr. Unscd. Notes	8.25	10/1/12	1,390,000	**1,271,850**
Property & Casualty Insurance--3.3%				
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	2,375,000	2,386,027
Hanover Insurance Group,				
Debs.	7.63	10/15/25	760,000	680,200
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	875,000	878,948
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.66	11/16/08	1,950,000	1,974,484
Leucadia National,				
Sr. Unscd. Notes	7.13	3/15/17	3,465,000	3,326,400
Lincoln National,				
Jr. Sub. Bonds	6.05	4/20/67	3,570,000 b	3,071,964

Metropolitan Life Global Funding				
I, Sr. Scd. Notes	5.13	4/10/13	1,335,000 a	1,336,355
Nippon Life Insurance,				
Notes	4.88	8/9/10	1,350,000 a	1,362,151
Pacific Life Global Funding,				
Notes	3.75	1/15/09	1,545,000 a	1,544,818
Pacific Life Global Funding,				
Notes	5.15	4/15/13	1,580,000 a	1,583,222
WEA Finance,				
Sr. Notes	7.13	4/15/18	1,370,000 a	1,420,149
Willis North America,				
Gtd. Notes	6.20	3/28/17	550,000	537,672
				20,102,390
Real Estate Investment Trusts--2.5%				
Boston Properties,				
Sr. Unscd. Notes	5.63	4/15/15	810,000	785,745
Duke Realty,				
Sr. Unscd. Notes	5.63	8/15/11	350,000	337,240
ERP Operating,				
Sr. Unscd. Notes	5.13	3/15/16	825,000	757,646
Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.40	12/1/13	650,000	621,269
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	570,000	568,369
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	2,820,000	2,527,411
HRPT Properties Trust,				
Sr. Unscd. Notes	3.40	3/16/11	1,350,000 b	1,235,307
Liberty Property,				
Sr. Unscd. Notes	6.63	10/1/17	2,370,000	2,240,724
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	1,600,000	1,585,928
Mack-Cali Realty,				
Notes	5.25	1/15/12	580,000	556,657
National Retail Properties,				
Sr. Unscd. Notes	6.15	12/15/15	1,100,000	949,736
Regency Centers,				
Gtd. Notes	5.25	8/1/15	1,450,000	1,308,660
Simon Property Group,				
Sr. Unscd. Notes	4.60	6/15/10	1,098,000	1,091,091
Simon Property Group,				
Sr. Unscd. Notes	4.88	8/15/10	850,000	839,147
				15,404,930
Residential Mortgage Pass-Through Ctfs.--3.6%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	332,660 a,b	331,021
Banc of America Mortgage				
Securities, Ser. 2001-4,				
Cl. 2B3	6.75	4/20/31	150,580	150,299
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. M6	3.54	4/25/36	335,545 a,b	284,226
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. B3	5.85	4/25/36	346,730 a,b	183,767
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	266,859 b	263,612
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2003-8, Cl. B3	5.00	5/25/18	219,183 a	162,757

Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.50	1/25/36	822,371 b	798,957
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	5,109,644	4,918,931
Impac CMB Trust, Ser. 2005-8, Cl. 2M2	3.65	2/25/36	1,200,119 b	725,559
Impac CMB Trust, Ser. 2005-8, Cl. 2M3	4.40	2/25/36	965,130 b	541,360
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	3.25	5/25/36	669,781 b	572,142
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B1	6.03	6/25/36	398,980 b	166,266
J.P. Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	698,188 b	665,692
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	695,000 b	480,029
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	1,725,000 b	1,442,380
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	1,195,000 b	1,033,407
Terwin Mortgage Trust, Ser. 2006-9HGA Cl. A1	2.98	10/25/37	530,978 a,b	491,956
WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	3,325,000 b	3,302,727
Wells Fargo Mortgage Backed Securities Trust, Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	4,007,764 b	3,957,256
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	1,781,138	1,673,499
				22,145,843
Retail--.8%				
CVS Caremark, Sr. Unscd. Notes	3.38	6/1/10	1,055,000 b	1,024,547
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	880,000	930,387
Home Depot, Sr. Unscd. Notes	2.93	12/16/09	815,000 b	779,249
Home Depot, Sr. Unscd. Notes	5.88	12/16/36	1,875,000	1,572,416
Macys Retail Holdings, Gtd. Notes	5.95	11/1/08	760,000	760,505
Saks, Gtd. Notes	8.25	11/15/08	429	435
				5,067,539
Special Purpose Entity--.3%				
Pearson Dollar Finance Two, Gtd. Notes	6.25	5/6/18	1,545,000 a	**1,571,868**
Specialty Steel--.2%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	1,155,000 a	**1,180,988**
State/Territory Gen Oblg--2.4%				
California GO (Insured; AMBAC)	3.50	10/1/27	525,000	432,873
California Department of Water				

Resources, Power Supply Revenue Bonds	5.13	5/1/18	1,625,000 d	1,776,677
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	1,050,000 b	995,725
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	4,525,000	4,326,895
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.00	6/1/27	1,750,000	1,625,820
New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds	5.00	3/15/33	845,000 d	920,881
New York State Urban Development, Personal Income Tax-Ser. B, Revenue Bonds	5.13	3/15/29	270,000 d	295,763
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	3,255,000	3,078,091
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	710,000	644,602
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	460,000 d	501,221
				14,598,548
Telecommunications--3.7%				
America Movil, Gtd. Notes	2.76	6/27/08	455,000 b	453,862
AT & T, Sr. Unscd. Notes	3.16	5/15/08	2,700,000 b	2,700,005
AT & T, Sr. Unscd. Notes	3.20	2/5/10	2,390,000 b	2,377,632
France Telecom, Sr. Unsub. Notes	7.75	3/1/11	1,280,000 b	1,384,925
Intelsat Bermuda, Gtd. Notes	11.25	6/15/16	700,000	713,125
Intelsat, Sr. Unscd. Notes	7.63	4/15/12	695,000	587,275
Qwest, Bank Note, Ser. B	6.95	6/30/10	464,000 b	459,360
Qwest, Bank Note, Ser. B	6.95	6/30/10	1,858,000 b	1,839,420
Qwest, Sr. Unscd. Notes	7.50	10/1/14	1,350,000	1,363,500
Qwest, Sr. Unscd. Notes	7.88	9/1/11	710,000	731,300
Sprint Capital, Gtd. Notes	6.88	11/15/28	1,370,000	1,067,742
Telefonica Emisiones, Gtd. Notes	2.84	6/19/09	840,000 b	831,146
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	2,425,000	2,477,964
Time Warner Cable, Gtd. Notes	5.85	5/1/17	1,380,000	1,371,811
Time Warner, Gtd. Notes	5.88	11/15/16	4,610,000	4,501,098

				22,860,165

Textiles & Apparel--.2%

Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	990,000	**982,864**

Transportation--.2%

Ryder System,				
Sr. Unscd. Notes	3.50	3/15/09	1,435,000	**1,434,803**

U.S. Government Agencies--11.8%

Federal Home Loan Mortgage Corp.	5.50	5/15/14	5,600,000 e	5,700,626
Federal Home Loan Mortgage Corp.	5.50	5/1/33	57,550,000 e	57,918,665
Federal Home Loan Mortgage Corp.,				
Notes	6.00	5/15/32	9,050,000 e	9,257,869
				72,877,160

U.S. Government Agencies/Mortgage-Backed--38.2%

Federal Home Loan Mortgage Corp			
5.00%, 12/1/20		702,901	708,846
5.50%, 11/1/22 - 4/1/37		17,700,307	17,935,486
6.00%, 9/1/22 - 12/1/37		22,916,403	23,475,580
6.50%, 10/1/31 - 3/1/32		79,519	82,879
Multiclass Mortgage			
Participation Ctfs.,			
Ser. 2586, Cl. WE, 4.00%,			
12/15/32		4,044,527	3,901,632
Federal National Mortgage Association			
5.00%		13,600,000 e	13,670,122
5.50%		9,675,000 e	9,734,703
6.00%		70,810,000 e	72,520,392
6.50%		32,005,000 e	33,120,182
5.00%, 5/1/18 - 1/1/22		7,872,761	7,928,354
5.50%, 9/1/22 - 1/1/37		13,385,776	13,508,974
6.00%, 10/1/22 - 11/1/37		8,213,816	8,414,781
6.50%, 11/1/10 - 11/1/37		6,399,649	6,629,553
Pass-Through Ctfs.,			
Ser. 2004-58, Cl. LJ,			
5.00%, 7/25/34		2,938,462	2,992,979
Government National Mortgage Association I			
Ser. 2007-46, Cl. A, 3.14%,			
11/16/29		1,185,919	1,175,968
Ser. 2004-25, Cl. AC,			
3.38%, 1/16/23		243,543	241,440
Ser. 2005-34, Cl. A, 3.96%,			
9/16/21		1,181,837	1,178,646
Ser. 2005-79, Cl. A, 4.00%,			
10/16/33		1,265,917	1,259,561
Ser. 2005-50, Cl. A, 4.02%,			
10/16/26		1,160,014	1,155,088
Ser. 2005-29, Cl. A, 4.02%,			
7/16/27		1,677,583	1,664,925
Ser. 2005-42, Cl. A, 4.05%,			
7/16/20		1,558,350	1,554,615
Ser. 2007-52, Cl. A, 4.05%,			
10/16/25		1,781,830	1,774,024
Ser. 2005-67, Cl. A, 4.22%,			
6/16/21		771,503	771,043
Ser. 2005-59, Cl. A, 4.39%,			
5/16/23		1,248,601	1,248,968
Ser. 2005-32, Cl. B, 4.39%,			
8/16/30		3,324,041	3,324,068

Ser. 2004-39, Cl. LC,		
5.50%, 12/20/29	4,800,000	4,866,782
Government National Mortgage Association II		
5.63%, 7/20/30	57,716 b	58,175
6.50%, 2/20/31 - 7/20/31	244,747	255,455
7.00%, 11/20/29	667	714
		235,153,935
U.S. Government Securities--6.6%		
U.S. Treasury Bonds		
9.13%, 5/15/18	320,000	458,500
U.S. Treasury Notes		
3.38%, 9/15/09	11,269,000	11,467,977
4.00%, 9/30/09	560,000	574,613
4.63%, 7/31/12	13,050,000	13,924,768
4.88%, 4/30/11	8,709,000	9,315,233
U.S. Treasury Strips		
0.00%, 11/15/23	9,850,000	4,771,005
		40,512,096
Total Bonds and Notes		
(cost $763,157,400)		**745,842,257**

Preferred Stocks--.5%	Shares	Value ($)
Diversified Financial Services--.4%		
AES Trust VII,		
Conv., Cum. $3.00	44,450	**2,222,500**
Manufacturing--.1%		
CIT Group		
Conv., Cum. $1.098	56,300	**658,710**
Total Preferred Stocks		
(cost $3,618,877)		**2,881,210**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@2.5		
(cost $285,405)	49,220,000	**77,871**

	Principal	
Short-Term Investments--8.2%	Amount ($)	Value ($)
U.S. Government Agencies--7.5%		
Federal National Mortgage		
Association, 1.50%, 5/13/08	45,975,000	**45,952,012**
U.S. Treasury Bills--.7%		
1.22%, 5/15/08	4,205,000 f	**4,203,423**
Total Short-Term Investments		
(cost $50,155,015)		**50,155,435**

Other Investment--2.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $17,569,000)	17,569,000 g	**17,569,000**

Total Investments (cost $834,785,697)	**133.0%**	**816,525,773**
Liabilities, Less Cash and Receivables	**(33.0%)**	**(202,467,742)**
Net Assets	**100.0%**	**614,058,031**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these
    securities amounted to $81,761,160 or 13.3% of net assets.
b   Variable rate security--interest rate subject to periodic change.
c   Principal amount stated in U.S. Dollars unless otherwise noted.
    EGP--Egyptian Pound
    EUR--Euro
d   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
    collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on
    the municipal issue and to retire the bonds in full at the earliest refunding date.
e   Purchased on a forward commitment basis.
f   All or partially held by a broker as collateral for open financial futures positions.
g   Investment in affiliated money market mutual fund.

At April 30, 2008, the aggregate cost of investment securities for income tax purposes was $834,785,697.
Net unrealized depreciation on investments was $18,277,262 of which $4,435,017 related to appreciated investment securities
and $22,712,279 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
April 30,2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 4/30/2008 ($)
Financial Futures Long				
Euro-BOBL	214	36,372,281	June 2008	(992,021)
U.S. Treasury 5 Year Notes	1,007	112,768,266	June 2008	(1,443,466)
10 Year Long Gilt	97	20,885,453	June 2008	(478,643)
Financial Futures Short				
U.S. Treasury 2 Year Notes	310	(65,933,125)	June 2008	213,125
U.S. Treasury 30 Year Bonds	288	(33,664,500)	June 2008	141,603
				(2,559,402)

STATEMENT OF OPTIONS WRITTEN
April 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33	122,500	-
3-Month USD Libor-BBA, Swaption, May 2008@ 3.43	122,500	(9,148)
3-Month USD Libor-BBA, Swaption, May 2008@ 4.41	60,900	(66,237)
3-Month USD Libor-BBA, Swaption, May 2008@ 3.95	120,600	(133,056)
3-Month USD Libor-BBA, Swaption, May 2008@ 4.17	61,700	(5,691)

Put Options:

3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33	122,500	(304,356)
3-Month USD Libor-BBA, Swaption, May 2008@ 3.43	122,500	(221,788)
3-Month USD Libor-BBA, Swaption, May 2008@ 4.41	60,900	(57,279)
3-Month USD Libor-BBA, Swaption, May 2008@ 3.95	120,600	(66,154)
3-Month USD Libor-BBA, Swaption, May 2008@ 4.17	61,700	(110,166)
(Premiums received $956,537)		**(973,875)**

STATEMENT OF INVESTMENTS

Dreyfus Premier Short Term Income Fund
April 30, 2008 (Unaudited)

Bonds and Notes--96.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--5.8%				
Americredit Prime Automobile				
Receivables Trust,				
Ser. 2007-1, Cl. E	6.96	3/8/16	420,000 a	394,275
Capital Auto Receivables Asset				
Trust, Ser. 2006-2, Cl. B	5.07	12/15/11	485,000	472,617
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A3A	5.13	4/16/12	1,245,000	1,099,348
Ford Credit Auto Owner Trust,				
Ser. 2005-A, Cl. B	3.88	1/15/10	750,000	750,194
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	1,500,000	1,498,008
Ford Credit Auto Owner Trust,				
Ser. 2005-C, Cl. C	4.72	2/15/11	355,000	358,030
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. B	5.30	6/15/12	1,875,000	1,766,397
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	300,000 a	224,783
Hyundai Auto Receivables Trust,				
Ser. 2006-B, Cl. C	5.25	5/15/13	1,420,000	1,386,893
Wachovia Auto Loan Owner Trust,				
Ser. 2007-1, Cl. D	5.65	2/20/13	935,000	661,662
WFS Financial Owner Trust,				
Ser. 2005-1, Cl. A4	3.87	8/17/12	2,300,000	2,303,532
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	2,500,000	2,515,459
				13,431,198
Asset-Backed Ctfs./Credit Cards--.6%				
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	2.96	1/9/12	1,500,000 b	**1,380,534**
Asset-Backed Ctfs./Home Equity Loans--3.8%				
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	1,225,000 b	1,131,508
Bayview Financial Acquisition				
Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	1,969,290 b	1,774,331
Citicorp Residential Mortgage				
Securities, Ser. 2007-2,				
Cl. A1A	5.98	6/25/37	1,123,527 b	1,122,010
Citicorp Residential Mortgage				
Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000 b	30,225
Citicorp Residential Mortgage				
Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	450,000 b	160,421
Countrywide Asset Backed				
Certificates, Ser. 2006-15,				
Cl. A6	5.83	10/25/46	1,155,000 b	1,004,761
Credit-Based Asset Servicing and				

Securitization, Ser. 2006-CB2,				
Cl. AF1	5.72	12/25/36	4,745 b	4,725
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	457,716	466,348
JP Morgan Mortgage Acquisition,				
Ser. 2007-HE1, Cl. AF1	3.00	4/1/37	1,118,139 b	1,025,883
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	235,000 b	179,640
Ownit Mortgage Loan Asset Backed				
Certificates, Ser. 2006-1,				
Cl. AF1	5.42	12/25/36	406,824 b	400,741
Residential Asset Mortgage				
Products, Ser. 2003-RS9,				
Cl. MI1	5.80	10/25/33	623,219 b	481,079
Residential Asset Securities,				
Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	229,745 b	123,133
Residential Funding Mortgage				
Securities II, Ser. 2005-HI3,				
Cl. A2	5.09	9/25/35	454,976	439,113
Residential Funding Mortgage				
Securities II, Ser. 2006-HI1,				
Cl. M4	6.26	2/25/36	613,000 b	161,433
Sovereign Commercial Mortgage				
Securities Trust,				
Ser. 2007-C1, Cl. D	5.84	7/22/30	415,000 a,b	217,019
				8,722,370
Automobile Manufacturers--.4%				
Daimler Finance North America,				
Gtd. Notes	4.05	6/4/08	960,000	**960,167**
Banks--7.4%				
Barclays Bank,				
Sub. Bonds	7.70	4/29/49	290,000 a,b	300,075
Charter One Bank,				
Sr. Notes	5.50	4/26/11	1,435,000	1,467,335
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	590,000	553,863
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	700,000 a,b	613,884
Colonial Bank,				
Sub. Notes	6.38	12/1/15	1,000,000	846,702
Colonial Bank,				
Sub. Notes	8.00	3/15/09	305,000	309,857
Fleet National Bank,				
Sub. Notes	5.75	1/15/09	2,000,000	2,024,684
ICICI Bank,				
Bonds	3.25	1/12/10	400,000 a,b	385,439
M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	705,000	694,034
Marshall & Ilsley,				
Sr. Unscd. Notes	4.38	8/1/09	4,200,000	4,102,530
Northern Trust,				
Sr. Unscd. Notes	5.30	8/29/11	575,000	595,499

Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	425,000 a,b	390,744
Shinsei Finance Cayman,				
Jr. Sub. Secs.	6.42	1/29/49	810,000 a,b	595,255
Sovereign Bancorp,				
Sr. Unscd. Notes	4.80	9/1/10	1,075,000 b	981,093
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	625,000 b	475,362
Wachovia,				
Notes	5.50	5/1/13	1,165,000	1,169,262
Wells Fargo Bank,				
Sub. Notes	7.55	6/21/10	890,000	954,707
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	580,000	610,996
				17,071,321
Building & Construction--.2%				
Masco,				
Sr. Unscd. Notes	3.20	3/12/10	390,000 b	**361,947**
Chemicals--2.0%				
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	1,535,000	1,538,561
Lubrizol,				
Gtd. Notes	4.63	10/1/09	2,945,000	2,938,995
Rohm & Haas,				
Sr. Unscd. Notes	5.60	3/15/13	205,000	208,336
				4,685,892
Commercial Mortgage Pass-Through Ctfs.--10.3%				
Banc of America Commercial				
Mortgage, Ser. 2005-6, Cl. A1	5.00	9/10/47	1,259,160	1,263,495
Bayview Commercial Asset Trust,				
Ser. 2006-SP1, Cl. A1	3.17	4/25/36	156,957 a,b	130,274
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	3.26	4/25/34	313,554 a,b	283,038
Bayview Commercial Asset Trust,				
Ser. 2003-2, Cl. A	3.48	12/25/33	283,313 a,b	256,606
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. M2	4.10	4/25/34	432,769 a,b	309,863
Bayview Commercial Asset Trust,				
Ser. 2005-4A, Cl. B2	5.30	1/25/36	510,375 a,b	297,217
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B3	5.90	11/25/35	179,563 a,b	99,209
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-T20,				
Cl. A2	5.13	10/12/42	2,400,000 b	2,410,136
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. AAB	5.70	9/11/38	375,000 b	374,451
Crown Castle Towers,				
Ser. 2006-1A, Cl. AFX	5.24	11/15/36	575,000 a	562,333
Crown Castle Towers,				
Ser. 2006-1A, Cl. B	5.36	11/15/36	460,000 a	437,644
Crown Castle Towers,				

Ser. 2006-1A, Cl. C	5.47	11/15/36	1,035,000 a	956,899
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	565,000 a	534,061
DLJ Commercial Mortgage,				
Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	350,834	352,148
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	660,000 a	622,743
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	385,000 a	362,959
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	2.99	3/6/20	1,630,000 a,b	1,518,466
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	3.22	3/6/20	730,000 a,b	683,452
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.79	3/6/20	350,000 a,b	284,524
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A1	5.04	12/15/44	1,755,039	1,759,518
JP Morgan Chase Commercial Mortgage Securities, Ser. 2001-CIBC, Cl. D	6.75	3/15/33	955,000	996,097
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	960,000	996,142
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	1,100,000	1,101,110
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	350,000 b	352,604
Morgan Stanley Capital I, Ser. 2005-HQ5, Cl. A2	4.81	1/14/42	835,000	835,304
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,150,000	1,146,766
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	1,401,284	1,460,978
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	94,889	94,680
SBA CMBS Trust, Ser. 2006-1A, Cl. A	5.31	11/15/36	1,695,000 a	1,635,489
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,662,601 a	1,636,049
				23,754,255
Diversified Financial Services--6.9%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	212,000 b	196,092
Amvescap, Gtd. Notes	5.38	2/27/13	380,000	367,854
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	850,000 a	706,820
Caterpillar Financial Services,				

Sr. Unscd. Notes	5.13	10/12/11	765,000	779,165
Citicorp,				
Sub. Notes	7.25	9/1/08	3,290,000	3,326,489
Countrywide Home Loans,				
Gtd. Notes, Ser. L	3.25	5/21/08	210,000 c	209,465
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	660,000 b	559,562
Credit Suisse USA,				
Gtd. Notes	5.50	8/16/11	1,255,000	1,288,524
ERAC USA Finance,				
Bonds	5.60	5/1/15	720,000 a	640,682
Ford Motor Credit,				
Sr. Unscd. Notes	7.38	10/28/09	1,385,000	1,333,692
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	850,000 a,b	852,338
General Electric Capital,				
Sr. Unscd. Notes	4.80	5/1/13	1,155,000	1,160,789
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	480,000 b	362,383
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	1,870,000 b	1,556,208
Janus Capital Group,				
Sr. Unscd. Notes	6.25	6/15/12	540,000	537,906
Jefferies Group,				
Sr. Unscd. Notes	7.75	3/15/12	1,100,000	1,167,331
Morgan Stanley,				
Sr. Unscd. Notes	6.00	4/28/15	300,000	299,965
MUFG Capital Finance 1,				
Bank Gtd. Bonds	6.35	7/29/49	430,000 b	389,530
Pacific Life Global Funding,				
Notes	5.15	4/15/13	295,000 a	295,602
				16,030,397
Electric Utilities--4.0%				
Appalachian Power,				
Sr. Unscd. Notes, Ser. O	5.65	8/15/12	315,000	318,962
CommonWealth Edison,				
First Mortgage Bonds, Ser. 102	4.74	8/15/10	330,000	332,393
Enel Finance International,				
Gtd. Notes	5.70	1/15/13	250,000 a	256,538
FPL Energy National Wind,				
Sr. Scd. Bonds	5.61	3/10/24	5 a	5
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	1,620,000	1,684,414
Ipalco Enterprises,				
Sr. Scd. Notes	7.25	4/1/16	165,000 a	170,775
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	724,000	740,895
NiSource Finance,				
Gtd. Notes	3.66	11/23/09	641,000 b	622,124
Nisource Finance,				
Gtd. Notes	6.15	3/1/13	545,000	549,305
Pacific Gas & Electric,				

Sr. Unscd. Bonds	3.60	3/1/09	1,360,000	1,357,231
PacifiCorp,				
First Mortgage Bonds	6.90	11/15/11	2,265,000	2,447,745
Southern,				
Sr. Unscd. Notes, Ser. A	5.30	1/15/12	700,000	720,858
				9,201,245
Environmental Control--.4%				
Allied Waste North America,				
Sr. Scd. Notes, Ser. B	5.75	2/15/11	290,000	288,550
Allied Waste North America,				
Sr. Scd. Notes	6.38	4/15/11	230,000	232,300
Republic Services,				
Sr. Unsub. Notes	6.75	8/15/11	475,000	499,631
				1,020,481
Food & Beverages--.3%				
H.J. Heinz,				
Sr. Unscd. Secs.	6.43	12/1/20	500,000 a	506,181
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	145,000	149,736
				655,917
Foreign/Governmental--1.2%				
Banco Nacional de Desenvolvimento				
Economico e Social, Unsub.				
Notes	5.33	6/16/08	1,390,000 b	1,393,475
Republic of Argentina,				
Sr. Unscd. Bonds	3.09	8/3/12	2,065,000 b	1,118,714
Republic of Argentina,				
Bonds, Ser. VII	7.00	9/12/13	455,000	360,588
				2,872,777
Health Care--1.2%				
American Home Products,				
Sr. Unscd. Notes	6.95	3/15/11	1,150,000 b	1,230,764
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	310,000	323,950
Coventry Health Care,				
Sr. Unscd. Notes	5.88	1/15/12	760,000	739,458
Coventry Health Care,				
Sr. Unscd. Notes	5.95	3/15/17	410,000	375,929
				2,670,101
Lodging & Entertainment--.1%				
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	325,000	**325,000**
Machinery--.1%				
Atlas Copco,				
Sr. Unscd. Bonds	5.60	5/22/17	285,000 a	**286,275**
Media--.8%				
Comcast,				
Gtd. Notes	5.50	3/15/11	1,240,000	1,249,193
Time Warner,				
Gtd. Notes	6.75	4/15/11	695,000	714,210
				1,963,403
Municipal Obligations--.6%				

City of New York,				
GO, Ser. D	5.38	6/1/32	185,000 d	202,314
City of New York,				
GO, Ser. J	5.50	6/1/21	70,000 d	78,001
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	90,000 d	98,515
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	65,000 d	71,150
Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	60,000 d	62,935
Fort Worth Independent School District, GO (Insured; PSF-GTD)	6.00	2/15/20	135,000 d	143,354
Los Angeles County Metropolitan Transportation Authority, Proposition A First Tier Senior Sales Tax Revenue (Insured; FSA)	5.00	7/1/31	85,000 d	91,977
Los Angeles Unified School District, GO, Ser. A (Insured; MBIA)	5.00	1/1/28	240,000 d	262,762
Miami, GO (Homeland Defense/Neighborhood) (Insured; MBIA)	5.50	1/1/22	85,000 d	92,548
Westerville City School District, GO (Insured; MBIA)	5.00	12/1/27	210,000 d	224,272
Williamson County, GO, Ser. A (Insured; FSA)	6.00	8/15/14	45,000 d	48,547
				1,376,375
Oil & Gas--1.4%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	150,000	156,375
Enterprise Products Operating, Gtd. Notes, Ser. B	4.63	10/15/09	2,045,000	2,054,403
Hess, Sr. Unscd. Notes	6.65	8/15/11	985,000	1,044,121
				3,254,899
Packaging & Containers--.4%				
Ball, Gtd. Notes	6.88	12/15/12	205,000	209,612
Crown Americas, Gtd. Notes	7.63	11/15/13	690,000	721,050
				930,662
Property & Casualty Insurance--1.2%				
Allstate, Jr. Sub. Debs.	6.50	5/15/67	265,000 b	243,856
Metropolitan Life Global Funding I, Sr. Scd. Notes	5.13	4/10/13	330,000 a	330,335
Nippon Life Insurance, Notes	4.88	8/9/10	1,050,000 a	1,059,451

Prudential Financial,				
Sr. Unscd. Notes	5.10	12/14/11	485,000	487,661
WEA Finance,				
Sr. Notes	7.13	4/15/18	660,000 a	684,159
				2,805,462
Real Estate Investment Trusts--4.7%				
Arden Realty,				
Sr. Unscd. Notes	5.25	3/1/15	475,000	460,451
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	355,000	365,015
Duke Realty,				
Sr. Notes	5.88	8/15/12	2,150,000 c	2,060,818
ERP Operating,				
Sr. Unscd. Notes	4.75	6/15/09	2,400,000	2,389,324
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	345,000	323,932
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	305,000	304,127
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	1,165,000	1,044,125
HRPT Properties Trust,				
Sr. Unscd. Notes	3.40	3/16/11	462,000 b	422,749
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	310,000	275,920
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	550,000	545,163
Mack-Cali Realty,				
Notes	5.25	1/15/12	300,000	287,926
Regency Centers,				
Gtd. Notes	5.88	6/15/17	370,000	332,168
Simon Property Group,				
Sr. Unscd. Notes	5.00	3/1/12	2,275,000	2,187,595
				10,999,313
Residential Mortgage Pass-Through Ctfs.--4.7%				
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. B2	4.60	4/25/36	164,044 a,b	90,224
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	212,005 b	209,425
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	2,050,000 b	1,727,819
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	2,054,080	1,977,414
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	6.55	12/25/34	648,998 b	611,612
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	3.25	5/25/36	486,707 b	415,756
New Century Alternative Mortgage				
Loan Trust, Ser. 2006-ALT2,				
Cl. AF6A	5.89	10/25/36	750,000 b	518,017
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	750,000 b	627,122

Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	1,575,000 b	1,362,022
WaMu Pass-Through Certificates,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	3,294,000 b	3,271,935
				10,811,346
Retail--.5%				
CVS Caremark,				
Sr. Unscd. Notes	3.38	6/1/10	345,000 b	335,042
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	260,000	269,450
Delhaize Group,				
Sr. Unsub. Notes	6.50	6/15/17	185,000	195,593
Home Depot,				
Sr. Unscd. Notes	5.25	12/16/13	300,000	290,856
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	150,000	154,915
				1,245,856
Specialty Steel--.2%				
Steel Dynamics,				
Sr. Notes	7.38	11/1/12	365,000 a	**373,213**
State/Territory Gen Oblg--3.0%				
California Department of Water				
Resources, Power Supply				
Revenue Bonds	5.13	5/1/18	230,000 d	251,468
Erie Tobacco Asset				
Securitization/NY, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/28	815,000	756,719
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.05	6/1/34	2,600,000 b	2,465,606
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	825,000	788,882
New York State Urban Development,				
Personal Income Tax-Ser. C-1,				
Revenue Bonds	5.00	3/15/33	200,000 d	217,960
New York State Urban Development,				
Personal Income Tax-Ser. B,				
Revenue Bonds	5.13	3/15/29	65,000 d	71,202
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	2,492,000	2,356,560
Wisconsin,				
GO, Ser. G (Insured; MBIA)	5.00	5/1/15	110,000 d	119,857
				7,028,254
Telecommunications--1.1%				
AT & T,				
Sr. Unscd. Notes	3.16	5/15/08	700,000 b	700,001
AT & T,				
Gtd. Notes	7.30	11/15/11	770,000 b	828,803
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	355,000	358,550

Qwest,				
Sr. Unscd. Notes	8.88	3/15/12	50,000 b	53,000
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	675,000	689,743
				2,630,097
Textiles & Apparel--.3%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	805,000	**799,197**
Transportation--.6%				
Norfolk Southern,				
Sr. Unscd. Notes	8.63	5/15/10	1,250,000	**1,357,048**
U.S. Government Agencies--4.0%				
Federal National Mortgage				
Association, Notes	3.25	4/9/13	9,525,000	**9,382,039**
U.S. Government Agencies/Mortgage-Backed--15.2%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			282,696	283,658
4.00%, 3/1/10 - 4/1/10			7,677,930	7,746,919
6.50%, 6/1/32			4,084	4,263
Stripped Security, Interest				
Only Class, Ser. 1987,				
Cl. PI, 7.00%, 9/15/12			78,140 e	7,126
Federal National Mortgage Association:				
4.00%, 2/1/10 - 5/1/10			2,240,631	2,270,940
4.50%, 11/1/14			1,219,232	1,220,513
Gtd. Pass-Through Ctfs.,				
Ser. 2003-49, Cl. JE,				
3.00%, 4/25/33			600,990	559,376
Government National Mortgage Association I:				
Ser. 2003-96, Cl. B, 3.61%,				
8/16/18			849,782	846,908
Ser. 2005-90, Cl. A, 3.76%,				
9/16/28			1,956,778	1,935,893
Ser. 2006-67, Cl. A, 3.95%,				
10/6/11			1,554,746	1,542,003
Ser. 2005-34, Cl. A, 3.96%,				
9/16/21			1,555,836	1,551,635
Ser. 2005-79, Cl. A, 4.00%,				
10/16/33			1,856,678	1,847,356
Ser. 2005-50, Cl. A, 4.02%,				
10/16/26			958,945	954,873
Ser. 2005-29, Cl. A, 4.02%,				
7/16/27			1,189,173	1,180,200
Ser. 2005-42, Cl. A, 4.05%,				
7/16/20			4,155,599	4,145,641
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			369,551	368,732
Ser. 2007-52, Cl. A, 4.05%,				
10/16/25			807,698	804,159
Ser. 2006-3, Cl. A, 4.21%,				
1/16/28			1,814,447	1,809,197
Ser. 2006-5, Cl. A, 4.24%,				

7/16/29	1,794,836	1,789,576
Ser. 2005-52, Cl. A, 4.29%,		
1/16/30	799,395	798,294
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	718,891	719,103
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	1,482,211	1,482,223
Ser. 2005-87, Cl. A, 4.45%,		
3/16/25	1,017,327	1,018,138
Government National Mortgage Association II:		
6.38%, 4/20/30	153,429 b	155,301
7.00%, 12/20/30 - 4/20/31	23,754	25,413
7.50%, 11/20/29 - 12/20/30	26,111	27,988
		35,095,428
U.S. Government Securities--13.1%		
U.S. Treasury Notes:		
2.88%, 1/31/13	385,000 c	382,624
3.25%, 12/31/09	4,925,000 c	5,009,267
3.38%, 9/15/09	770,000 c	783,596
4.00%, 9/30/09	425,000	436,090
4.50%, 4/30/12	2,960,000 c	3,143,384
4.63%, 7/31/12	4,675,000 c	4,988,375
4.75%, 8/15/17	90,000 c	96,989
4.88%, 4/30/11	14,460,000 c	15,466,561
		30,306,886
Total Bonds and Notes		
(cost $232,058,351)		**223,789,355**

	Principal	
Short-Term Investments--.3%	Amount ($)	Value ($)
U.S. Treasury Bills;		
1.32%, 5/15/08		
(cost $632,675)	633,000 f	**632,763**

Other Investment--2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $5,475,000)	5,475,000 g	**5,475,000**

Investment of Cash Collateral for Securities Loaned--14.3%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $33,129,227)	33,129,227 g	**33,129,227**
Total Investments (cost $271,295,253)	**113.5%**	**263,026,345**
Liabilities, Less Cash and Receivables	**(13.5%)**	**(31,323,860)**
Net Assets	**100.0%**	**231,702,485**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $19,984,898 or 8.6% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $32,049,990 and the total market value of the collateral held by the fund is $33,129,227.

d   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

e   Notional face amount shown.

f   All or partially held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

At April 30, 2008, the aggregate cost of investment securities for income tax purposes was $271,295,253. Net unrealized depreciation on investments was $8,268,908 of which $1,100,138 related to appreciated investment securities and $9,369,046 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 4/30/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	301	64,018,938	June 2008	(338,625)
U.S. Treasury 5 Year Notes	294	32,923,406	June 2008	(174,094)
Financial Futures Short				
U.S. Treasury 10 Year Notes	244	(28,258,250)	June 2008	(439,391)
U.S. Treasury 30 Year Bonds	12	(1,402,688)	June 2008	(23,062)
				(975,172)

STATEMENT OF INVESTMENTS

Dreyfus Premier Yield Advantage Fund
April 30, 2008 (Unaudited)

Bonds and Notes--78.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--6.8%				
BMW Vehicle Lease Trust,				
Ser. 2007-1, Cl. A2A	4.64	11/16/09	500,000	503,344
Harley Davidson Motorcycle Trust,				
Ser. 2007-2, Cl. A2	5.26	12/15/10	286,226	287,877
Harley-Davidson Motorcycle Trust,				
Ser. 2004-3, Cl. A2	3.20	5/15/12	270,550	269,462
Nissan Auto Receivables Owner				
Trust, Ser. 2007-B, Cl. A2	5.13	3/15/10	350,000	353,054
WFS Financial Owner Trust,				
Ser. 2005-1, Cl. A3	3.59	10/19/09	35,683	35,697
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. A4	4.39	11/19/12	1,091,568	1,095,543
				2,544,977
Asset-Backed Ctfs./Credit Cards--14.5%				
Advanta Business Card Master				
Trust, Ser. 2005-C1, Cl. C1	3.31	8/22/11	2,000,000 a	1,969,387
American Express Credit Account				
Master Trust, Ser. 2005-6,				
Cl. A	2.72	3/15/11	500,000 a	499,554
Bank One Issuance Trust,				
Ser. 2003-A6, Cl. A6	2.83	2/15/11	500,000 a	499,929
Chase Credit Card Master Trust,				
Ser. 2003-3, Cl. A	2.83	10/15/10	705,000 a	704,900
Gracechurch Card Funding,				
Ser. 9, Cl. C	3.03	9/15/10	1,750,000 a	1,720,425
				5,394,195
Asset-Backed Ctfs./Home Equity Loans--14.7%				
Bayview Financial Acquisition				
Trust, Ser. 2006-A, Cl. 1A1	5.61	2/28/41	932,414 a	923,570
Bayview Financial Acquisition				
Trust, Ser. 2007-A, Cl. 1A1	6.13	5/28/37	777,380 a	746,285
Centex Home Equity,				
Ser. 2005-D, Cl. M4	3.51	10/25/35	1,000,000 a	528,471
Centex Home Equity,				
Ser. 2003-B, Cl. AF4	3.74	2/25/32	262,803 a	255,772
Countrywide Asset-Backed				
Certificates, Ser. 2004-15,				
Cl. AF3	4.03	1/25/31	17,991 a	17,953
Credit-Based Asset Servicing and				
Securitization, Ser. 2007-CB1,				
Cl. AF1B	6.00	1/25/37	509,676 a	499,172
Home Equity Asset Trust,				
Ser. 2005-9, Cl. M7	4.10	4/25/36	450,000 a	105,669
Household Home Equity Loan Trust,				
Ser. 2007-2, Cl. A1F	5.93	7/20/36	308,284 a	305,132
Nomura Home Equity Loan,				
Ser. 2006-WF1, Cl. M7	3.80	3/25/36	500,000 a	115,127
Option One Mortgage Loan Trust,				
Ser. 2005-4, Cl. M5	3.53	11/25/35	500,000 a	194,460
Renaissance Home Equity Loan				
Trust, Ser. 2006-4, Cl. AF1	5.55	1/25/37	308,831 a	306,185
Renaissance Home Equity Loan				
Trust, Ser. 2006-3, Cl. AF2	5.58	11/25/36	500,000 a	491,084
Renaissance Home Equity Loan				
Trust, Ser. 2007-2, Cl. AF1	5.89	6/25/37	547,853 a	545,026
Residential Funding Mortgage				
Securities II, Ser. 2006-HSA2,				
Cl. AI3	5.55	3/25/36	600,000 a	257,989
Saxon Asset Securities Trust,				
Ser. 2006-3, Cl. A3	3.07	10/25/46	250,000 a	194,759
				5,486,654
Asset-Backed Ctfs./Manufactured Housing--1.0%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	381,430	**388,623**
Chemicals--1.4%				
Dupont EI DeNemours,				
Sr. Unscd. Notes	6.88	10/15/09	500,000	**522,534**
Diversified Financial Services--10.9%				
American Honda Finance,				

Notes	2.96	9/18/08	500,000 a,b	499,787
Berkshire Hathaway,				
Gtd. Notes	4.13	1/15/10	700,000	706,777
Capmark Financial Group				
Gtd. Notes	3.75	5/10/10	750,000 a,b	608,587
Citigroup Funding,				
Gtd. Notes	3.16	10/22/09	550,000 a	542,455
Goldman Sachs Group,				
Sr. Unscd. Notes, Ser. B	3.25	7/23/09	500,000 a	494,330
ICICI Bank,				
Bonds	3.25	1/12/10	300,000 a,b	289,079
US Bancorp,				
Sr. Unscd. Notes	3.51	2/4/10	500,000 a,c	500,117
Wells Fargo,				
Sr. Unscd. Notes	3.34	1/29/10	400,000 a,c	398,283
				4,039,415
Electric Utilities--3.2%				
Florida Power,				
First Mortgage Bonds	4.50	6/1/10	400,000	406,325
Pacific Gas & Electric,				
Sr. Unscd. Bonds	3.60	3/1/09	400,000	399,186
Public Service Electricity & Gas,				
First Mortgage Notes	3.78	3/12/10	400,000 a	395,772
				1,201,283
Medical-Biotechnology--1.1%				
Amgen,				
Sr. Unscd. Notes	4.00	11/18/09	400,000	**399,767**
Real Estate Investment Trusts--.4%				
Simon Property Group,				
Sr. Unscd. Notes	3.75	1/30/09	155,000	**153,557**
Residential Mortgage Pass-Through Ctfs.--17.8%				
Adjustable Rate Mortgage Trust,				
Ser. 2006-2, Cl. 6A1	3.07	5/25/36	358,851 a	268,441
Adjustable Rate Mortgage Trust,				
Ser. 2005-3, Cl. 8A2	3.14	7/25/35	373,203 a	274,553
Adjustable Rate Mortgage Trust,				
Ser. 2005-7, Cl. 7A21	3.15	10/25/35	266,857 a	202,737
Adjustable Rate Mortgage Trust,				
Ser. 2005-9, Cl. 5A1	3.17	11/25/35	520,377 a	426,460
Adjustable Rate Mortgage Trust,				
Ser. 2006-1, Cl. 6A2	3.19	3/25/36	460,579 a	297,384
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	204,714 a,b	203,705
Bear Stearns Alt-A Trust,				
Ser. 2005-1, Cl. A1	3.18	1/25/35	357,635 a	251,186
Countrywide Alternative Loan				
Trust, Ser. 2006-6CB, Cl. 1A2	3.30	5/25/36	674,595 a	459,676
Countrywide Alternative Loan				
Trust, Ser. 2005-65CB, Cl. 1A5	3.65	1/25/36	1,721,388 a	1,387,307
Countrywide Alternative Loan				
Trust, Ser. 2004-7T1, Cl. A1	5.75	6/25/34	508,226	508,837
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2004-16, Cl. 1A1	3.30	9/25/34	476,827 a	389,849
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2004-21, Cl. A8	8.00	11/25/34	332,552	336,807
GSR Mortgage Loan Trust,				
Ser. 2004-15F, Cl. 2A2	5.00	12/25/34	603,281	562,102
Impac CMB Trust,				
Ser. 2005-4, Ser. 1M3	3.38	5/25/35	232,853 a	91,673
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	3.25	5/25/36	669,781 a	572,142
Opteum Mortgage Acceptance,				
Ser. 2005-5, Cl. 2A1A	5.47	12/25/35	391,807 a	392,876
				6,625,735
Technology--2.8%				
Hewlett-Packard,				
Sr. Unscd. Notes	2.86	6/15/10	850,000 a	840,342
Oracle,				
Sr. Unscd. Notes	5.00	1/15/11	195,000	199,724
				1,040,066
Telecommunications--.9%				
SBC Communications,				
Sr. Unscd. Notes	4.13	9/15/09	350,000	**351,025**
U.S. Government Agencies/Mortgage-Backed--2.7%				
Federal National Mortgage Association				

Ser. 2002-83, Cl. DH, 5.00%,		
9/25/17	520,867	529,999
Government National Mortgage Association I		
Ser. 2004-9, Cl. A, 3.36%,		
8/16/22	489,709	485,041
		1,015,040
Total Bonds and Notes		
(cost $32,886,754)		**29,162,871**

Short-Term Investments--4.6%	Principal Amount ($)	Value ($)
Commerical Paper--4.3%		
Bank of America,		
2.96%, 5/27/08	800,000	798,296
Barclays,		
3.02%, 5/15/08	800,000	799,062
		1,597,358
U.S. Treasury Bills--.3%		
1.19%, 7/24/08	100,000 d	**99,694**
Total Short-Term Investments		
(cost $1,697,080)		**1,697,052**

Other Investment--16.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $6,287,000)	6,287,000 e	**6,287,000**
Investment of Cash Collateral for Securities Loaned--1.9%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $693,600)	693,600 e	**693,600**
Total Investments (cost $41,564,434)	**101.6%**	**37,840,523**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(612,845)**
Net Assets	**100.0%**	**37,227,678**

a Variable rate security--interest rate subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $1,601,158 or 4.3% of net assets.

c All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $678,348 and the total market value of the collateral held by the fund is $693,600.

d All or partially held by a broker as collateral for open financial futures positions.

e Investment in affiliated money market mutual fund.

At April 30, 2008, the aggregate cost of investment securities for income tax purposes was $41,564,434.
Net unrealized depreciation on investments was $3,723,911 of which $31,162 related to appreciated investment securities and $3,755,073 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 4/30/2008 ($)
Financial Futures Long				
90 Day Euro Dollar	26	6,325,150	Sept. 2008	11,220
90 Day Euro Dollar	26	6,311,500	Dec. 2008	3,469
U.S. Treasury 2 Year Notes	8	1,701,500	June 2008	(14,644)
				45